[LETTERHEAD OF WINSTON & STRAWN LLP]

June 18, 2010

BY EDGAR
Ms. Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yuhe International, Inc.
Registration Statement on Form S-3
File No. 333-167246

Dear Ms. Ravitz:

On behalf of Yuhe International, Inc. (the “Company”), we enclose for your review Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-167246), which was originally filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2010.

An electronic version of Amendment No. 1 was filed today with the Commission pursuant to the Securities Act of 1933, as amended, through the Commission’s electronic data gathering, analysis and retrieval system.  Amendment No. 1 reflects changes made in response to the Staff’s comments on the Registration Statement contained in the Staff’s letter to the Company dated June 16, 2010 (the “Letter”).

We have set forth below, on a supplemental basis, the Company’s responses to the comments contained in the Letter.  For convenience of reference, the text of the Staff’s comments has been reproduced herein.

Exhibit 5.1

1.	Please remove the fourth paragraph on page 2 of the opinion, beginning with “[t]he foregoing opinions are qualified” because such qualifications are not permitted for equity securities.

In response to the Staff’s comment, Exhibit 5.1 has been revised to remove the fourth paragraph on page 2 of the opinion.

2.	Please remove the first paragraph on page 3 of the opinion. Counsel may not attempt to limit applicability of or reliance on the legal opinion.

In response to the Staff’s comment, Exhibit 5.1 has been revised to remove the first paragraph on page 3 of the opinion.

3.	Please delete the last sentence in the second paragraph on page 3 of the opinion and confirm that you will file an unqualified opinion at each takedown.

In response to the Staff’s comment, Exhibit 5.1 has been revised to delete the last sentence in the second paragraph on page 3 of the opinion.  The Company confirms that it will file an unqualified opinion at each takedown.

*    *    *    *

On behalf of the Company, this is to acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items in this letter, please call me at (212) 294-2639.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Gao Zhentao
Yuhe International, Inc.
Simon Luk
Winston & Strawn LLP